As filed with the Securities and Exchange Commission on November 10, 2014

Registration No. 333-198565

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WESTERNZAGROS RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 600, Ernst & Young Tower

440 - 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

(403) 693-7017

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9200

(Name, address and telephone number of agent for service in the United States)

Copies to:

Lianne J. Tysowski	Andrew J. Foley
Norton Rose Fulbright Canada LLP	Paul, Weiss, Rifkind, Wharton & Garrison LLP
400 3rd Avenue SW, Suite 3700	Suite 3100, 77 King Street West
Calgary, Alberta T2P 4H2	Toronto, Ontario M5K 1J3
Tel: (403) 267-8222	Tel: (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Amendment No. 1 dated November 5, 2014 to the Short Form Prospectus dated October 6, 2014.

This amendment, together with the short form prospectus dated October 6, 2014, constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

WesternZagros Resources Ltd.

$250,000,000

Rights to Subscribe for up to 384,615,385 Common Shares at a Price

of $0.65 per Common Share

AMENDMENTS

The short form prospectus of the Company dated October 6, 2014 (the “Prospectus”) is hereby amended by adding the following:

1.	Under “Definitions” on page 12:

““November Material Change Report” means the material change report of the Company dated and filed on November 5, 2014 in connection with an operational update in respect of the Kurdamir Block;

“November Presentation” means the presentation of the Company entitled “Fueling our Futures” and dated November 5, 2014;”

2.	As the last two bullet points under “Documents Incorporated by Reference” on page 18:

“ • the November Material Change Report; and

• the November Presentation.”

3.	As the third paragraph under “Marketing Materials” on page 18:

“On November 4, 2014, the Company announced that operations on the Kurdamir Block and the drilling of the Kurdamir-4 well will be deferred while additional consultation takes place with the Ministry of Natural Resources of the KRG to refine the development plan for the Kurdamir Block. The November Presentation has been updated to reflect this deferral. For further details, see the November Material Change Report and “Recent Developments – Development Plans – Kurdamir Development” below.”

4.	As the fifth paragraph under “WesternZagros Resources Ltd. – Recent Developments – Development Plans – Kurdamir Development” on page 33:

“On November 4, 2014, the Company announced that the KRG has requested changes to the development plan that was submitted on August 31, 2014. WesternZagros and Talisman plan additional consultation with the Ministry of Natural Resources of the KRG to refine the development plan. During this review period, operations on the Kurdamir Block and the drilling of the Kurdamir-4 well will be deferred. As a result of this deferral, it is no longer expected that the Kurdamir-4 well will be spud in the fourth quarter of 2014. In addition, the redefined development plan for the Kurdamir Block that is ultimately approved could result in material changes to the currently expected schedule outlined herein for development drilling and facility development for oil and gas processing for the Kurdamir Block, as well as the timing and quantum of capital costs associated therewith. Other than the deferral of the drilling of the Kurdamir-4 well, such changes to the expected development operations on the Kurdamir Block are not known to the Company at this time.”

The Prospectus is amended to the extent amended and supplemented by this amendment to the Prospectus (the “Amendment”) and, accordingly, the Prospectus and this Amendment should be read together as one document. Capitalized terms used in this Amendment and not otherwise defined herein have the definitions ascribed to such terms in the Prospectus.

None of the September Presentation, the October Presentation or the November Presentation are part of the Prospectus, as amended, to the extent that their contents have been modified or superseded by a statement contained in this Amendment. Pursuant to subsection 13.8(7) of NI 41-101 the Company has prepared a revised template version of the October Presentation (the November Presentation) which has been blacklined to show the modified statements. The November Presentation can be viewed under the Company’s profile on www.sedar.com.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of rights, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the right is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

2

CERTIFICATE OF WESTERNZAGROS RESOURCES LTD.

Dated: November 5, 2014

The short form prospectus dated October 6, 2014 as amended by this amendment together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus dated October 6, 2014 as amended by this amendment as required by the securities legislation of each of the provinces of Canada.

By: (Signed) “M. Simon Hatfield” Chief Executive Officer	By: (Signed) “Gregory C. Stevenson” Chief Financial Officer

On Behalf of the Board of Directors

By: (Signed) “Fred J. Dyment” Director	By: (Signed) “David J. Boone” Director

C-1

CERTIFICATE OF THE MANAGING DEALER

Dated: November 5, 2014

To the best of our knowledge, information and belief, the short form prospectus dated October 6, 2014 as amended by this amendment together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus dated October 6, 2014 as amended by this amendment as required by the securities legislation of each of the provinces of Canada.

FIRSTENERGY CAPITAL CORP.

By: (Signed) “Robyn Hemminger”

C-2

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

1.1*	Equity Backstop Agreement dated August 14, 2014, by and among the Registrant and Crest Energy International LLC.

2.1*	The Registrant’s annual information form for the year ended December 31, 2013, dated March 13, 2014.

2.2*	The Registrant’s audited financial statements as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the independent auditor’s report thereon.

2.3*	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013.

2.4*	The Registrant’s interim financial statements for the three and six months ended June 30, 2014 and 2013.

2.5*	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2014.

2.6*	The Registrant’s management information circular dated as of April 14, 2014, relating to the annual meeting of shareholders of the Registrant held on June 4, 2014.

2.7*	The Registrant’s material change report, dated February 13, 2014.

2.8*	The Registrant’s material change report, dated March 21, 2014.

2.9*	The Registrant’s amended and restated material change report, dated September 2, 2014.

2.10*	Excerpt from management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2014.

2.11*	The Registrant’s management information circular dated April 15, 2013, relating to the annual meeting of shareholders of the Registrant held on June 6, 2013.

2.12*	The Registrant’s management information circular dated September 1, 2014, relating to the special meeting of shareholders of the Registrant held on October 1, 2014.

2.13*	The Registrant’s material change report, dated October 2, 2014.

2.14	The Registrant’s roadshow presentation, dated September 8, 2014 (incorporated by reference to exhibit 99.1 of the Registrant’s Form 6-K filed on September 8, 2014, File No. 333-198565).

2.15*	The Registrant’s roadshow presentation, dated October 6, 2014.

2.16	Dealer Manager Agreement, dated October 6, 2014 (incorporated by reference to exhibit 99.1 of the Registrant’s Form 6-K filed on October 14, 2014, File No. 333-198565).

2.17	The Registrant’s material change report, dated November 5, 2014.

2.18	The Registrant’s roadshow presentation, dated November 5, 2014.

3.1	Consent of PricewaterhouseCoopers LLP.

3.2*	Consent of Norton Rose Fulbright Canada LLP.

3.3*	Consent of Sproule International Limited.

4.1*	Powers of Attorney (included on the signature page of this Registration Statement).

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Canada on November 10, 2014.

WESTERNZAGROS RESOURCES LTD.

By:	/s/ Greg Stevenson
Name: Greg Stevenson
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on November 10, 2014.

Signature	Title

* Simon Hatfield	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Greg Stevenson Greg Stevenson	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

* Fred Dyment	Chairman and Director

* David Boone	Director

* John Frangos	Director

* James Houck	Director

* Randall Oliphant	Director

* William Wallace	Director

* John Howland	Director

*By:	/s/ Greg Stevenson
Greg Stevenson Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Amendment No. 2 to the Registration Statement in the City of Newark, State of New Jersey, on November 10, 2014.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description

1.1*	Equity Backstop Agreement dated August 14, 2014, by and among the Registrant and Crest Energy International LLC.

2.1*	The Registrant’s annual information form for the year ended December 31, 2013, dated March 13, 2014.

2.2*	The Registrant’s audited financial statements as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the independent auditor’s report thereon.

2.3*	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013.

2.4*	The Registrant’s interim financial statements for the three and six months ended June 30, 2014 and 2013.

2.5*	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2014.

2.6*	The Registrant’s management information circular dated as of April 14, 2014, relating to the annual meeting of shareholders of the Registrant held on June 4, 2014.

2.7*	The Registrant’s material change report, dated February 13, 2014.

2.8*	The Registrant’s material change report, dated March 21, 2014.

2.9*	The Registrant’s amended and restated material change report, dated September 2, 2014.

2.10*	Excerpt from management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2014.

2.11*	The Registrant’s management information circular dated April 15, 2013, relating to the annual meeting of shareholders of the Registrant held on June 6, 2013.

2.12*	The Registrant’s management information circular dated September 1, 2014, relating to the special meeting of shareholders of the Registrant held on October 1, 2014.

2.13*	The Registrant’s material change report, dated October 2, 2014.

2.14	The Registrant’s roadshow presentation, dated September 8, 2014 (incorporated by reference to exhibit 99.1 of the Registrant’s Form 6-K filed on September 8, 2014, File No. 333-198565).

2.15*	The Registrant’s roadshow presentation, dated October 6, 2014.

2.16	Dealer Manager Agreement, dated October 6, 2014 (incorporated by reference to exhibit 99.1 of the Registrant’s Form 6-K filed on October 14, 2014, File No. 333-198565.

2.17	The Registrant’s material change report, dated November 5, 2014.

2.18	The Registrant’s roadshow presentation, dated November 5, 2014.

3.1	Consent of PricewaterhouseCoopers LLP.

3.2*	Consent of Norton Rose Fulbright Canada LLP.

3.3*	Consent of Sproule International Limited.

4.1*	Powers of Attorney (included on the signature page of this Registration Statement).

*	Previously filed.